Exhibit 97

THE MIDDLEFIELD BANC CORPORATION

COMPENSATION RECOVERY POLICY

Adopted by the Board of Directors on August 14, 2023

STATEMENT OF PURPOSE

Nasdaq Listing Rule 5608 and the Securities Exchange Commission (the “SEC”) in Rule 10D-1 require Nasdaq-listed companies to (i) adopt a compensation recovery policy for the recovery from current and former Executive Officers of erroneously awarded Incentive-Based Compensation in the event of a required accounting restatement, (ii) comply with that compensation recovery policy for all Incentive-Based Compensation awarded to Executive Officers on or after October 4, 2023, the effective date of Nasdaq Listing Rule 5608, and (iii) provide certain disclosures regarding the compensation recovery policy in applicable filings under the Securities Exchange Act. This Compensation Recovery Policy (the “Policy”) is the policy of Middlefield Banc Corp. (the “Company”) regarding the Company’s possible recovery from current and former Executive Officers of Incentive-Based Compensation awarded by the Company on or after October 4, 2023 as required by Nasdaq Listing Rule 5608 and SEC Rule 10D-1. This Policy also sets forth the Company’s applicable disclosure obligations regarding the Policy under the securities laws.

APPLICABILITY AND SCOPE

General Rule. The Company will conduct a compensation recovery analysis in the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws. Subject to applicable law, the Company will recover, in a reasonably prompt manner, the amount of erroneously awarded Incentive-Based Compensation received by current and former Executive Officers under the following circumstances: (i) the accounting restatement is required to correct errors in previously issued financial statements that are material to the previously issued financial statements, or (ii) the accounting restatement is required to correct errors that were not material to previously issued financial statements but would result in a material misstatement if the errors were corrected in the current period or left uncorrected in the current period. The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any accounting restatement to minimize the likelihood of any recurrence and to impose such other discipline as the Board deems appropriate.

Lookback Period. The Company’s recovery policy applies to all Incentive-Based Compensation received by a person after beginning service as an Executive Officer or who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation, during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement. In addition to the last three completed fiscal years, the recovery policy will apply to any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years.

For purposes of determining the lookback recovery period, the date that the Company is required to prepare an accounting restatement shall be the earlier to occur of:

• the date the Company’s board of directors, a committee of the board of directors, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or

• the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described in this Policy.

Determining the Amount of Erroneously Awarded Compensation. The amount of erroneously awarded Incentive-Based Compensation that is subject to this Policy is the amount of Incentive-Based Compensation received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had the Incentive-Based Compensation been determined based on the restated amounts. The Company shall compute erroneously awarded Incentive-Based Compensation on a pre-tax basis without regard to any taxes paid by the Executive Officer. When practicable, the Company may recover erroneously awarded Incentive-Based Compensation from Executive Officers by recovering compensation from outstanding equity grants and prospective cash incentive payments to avoid double-penalizing Executive Officers for taxes already paid.

For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

• The amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or TSR upon which the erroneously awarded Incentive- Based Compensation was received; and
• The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

The Company must recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the Company’s Compensation Committee has made a determination that recovery would be impracticable under the following circumstances:
(i) the direct expense paid to a third party (e.g., accountants, attorneys, or consultants) to assist the Company in enforcing this Policy would exceed the amount to be recovered; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

The Company is not required to determine that Executive Officers were at fault or directly contributed to the factors leading to a restatement before recovering erroneously awarded Incentive-Based Compensation from Executive Officers. The Company is prohibited from reimbursing or indemnifying any Executive Officer or former Executive Officer against the loss by the Executive Officer or former Executive Officer of erroneously awarded Incentive-Based Compensation.
The Company may exercise discretion in the means used by the Company to accomplish recovery of erroneously awarded Incentive-Based Compensation while remaining faithful to the requirement that the Company recover erroneously awarded Incentive-Based Compensation in a reasonably prompt manner. In pursuing recovery of erroneously awarded Incentive-Based Compensation, the Company may consider the particular facts and circumstances of each Executive Officer that owes a recoverable amount and may seek alternative methods of recovery. [For example, where appropriate based upon the facts and circumstances of an Executive Officer, the Company may establish a deferred payment plan that allows the Executive Officer to repay erroneously awarded Incentive-Based Compensation as soon as possible without unreasonable economic hardship to the Executive Officer.]  Note: the SEC in its adopting release provided deferred payment plans as an example of an alternative method that a Board may adopt in appropriate circumstances. The SEC did not provide deferred payment plans as the exclusive alternative method of recovery and the Board may adopt other  methods that are consistent with Rule 10D-1 and Nasdaq Listing Rule 5608. The bracketed text in this paragraph may be deleted.]
Coordination with the Incentive Compensation Recovered pursuant to the Sarbanes-Oxley Act of 2002. This Policy does not alter or affect any recovery of incentive compensation required by Section 304 of the Sarbanes-Oxley Act of 2002. To avoid duplicative recovery of incentive compensation from an Executive Officer, the amount of erroneously awarded Incentive-Based Compensation that the Company determines to be recoverable from an Executive Officer under this Policy shall credit Incentive-Based Compensation that the Executive Officer has already reimbursed the Company in accordance with Section 304 of the Sarbanes-Oxley Act of 2002.

DEFINITIONS

Unless the context otherwise requires, the following definitions apply for purposes of this Policy.

Executive Officer. An Executive Officer is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales,  administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive Officers of the Company’s parent(s) or subsidiaries are deemed Executive Officers of the Company if they perform such policy making functions for the Company. For purposes of this definition, “policy-making function” is not intended to include policy-making functions that are not significant. Identification of an Executive Officer for purposes of this Policy would include, at a minimum, Executive Officers identified pursuant to Item 401 of the SEC’s Regulation S-K (17 CFR 229.401(b)).

Financial Reporting Measures. Financial Reporting Measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and TSR are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC to be considered a Financial Reporting Measure under this Policy.
Examples of Financial Reporting Measures include but are not limited to the following:
• Revenues;
• Net income;
• Operating income;
• Financial ratios;
• Liquidity measures;
• Return measures (e.g., return on capital, return on assets);
• Earnings measures (e.g., earnings per share); and
• Any of such financial reporting measures relative to a peer group, where the issuer’s financial reporting measure is subject to an accounting restatement.

Incentive-Based Compensation. Incentive-Based Compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Specific examples of “Incentive-Based Compensation” include:
• Non-equity incentive plan awards that are earned based wholly or in part on satisfying a financial reporting measure performance goal;
• Cash bonuses paid from a bonus pool the size of which is determined based wholly or in part on satisfying a financial reporting measure performance goal; and
• Restricted stock that is granted or becomes vested based wholly or in part on satisfying a financial reporting measure performance goal.

Incentive compensation that is subject only to time-based conditions or performance conditions that are not related to financial measures are not Incentive-Based Compensation subject to this Policy. Examples of compensation that would not be subject to this Policy include salaries, discretionary bonuses based on achieving subjective or strategic goals, non-equity incentive plan awards earned solely on satisfying operational or strategic goals, and equity awards contingent solely on completion of a specified employment period or attaining a goal or goals that are not Financial Reporting Measures.

Received. Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

DISCLOSURE REQUIREMENTS

The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC including, without limitation, Rule S-K and Rule 10D-1, and any applicable Nasdaq listing standard.

ACKNOWLEDGEMENT BY EXECUTIVE OFFICERS

The Board shall provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

ADMINISTRATION OF POLICY

The Board shall have full authority to administer, amend or terminate this Policy. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board or any subcommittee or delegate thereof.

BOARD APPROVAL

The Compensation Recovery Policy will be submitted to the Board of Directors for approval prior to implementation.

BOARD REVIEW

The Compensation Recovery Policy will be sent to the board for review on an annual basis.